                                               Filed pursuant to Rule 424(b)(5)
                                               Registration No. 33-53173


PROSPECTUS SUPPLEMENT
---------------------------------
(TO PROSPECTUS DATED JUNE 6, 1994)

                                6,500,000 SHARES

                     HEALTH AND RETIREMENT PROPERTIES TRUST

                      COMMON SHARES OF BENEFICIAL INTEREST

                               ------------------

     Health and Retirement Properties Trust (the "Company" or "HRP") is a real estate investment trust (a "REIT") which invests primarily in retirement communities, assisted living centers and nursing homes. The Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "HRP". On December 18, 1995, the last reported sale price for the Shares on the NYSE was $16.00 per Share.
                               ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
         SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

=========================================================================================================
                                           PRICE TO        UNDERWRITING DISCOUNTS       PROCEEDS TO
                                            PUBLIC           AND COMMISSIONS(1)         COMPANY(2)
---------------------------------------------------------------------------------------------------------
Per Share...........................      $      16.00           $      .85             $     15.15
---------------------------------------------------------------------------------------------------------
Total(3)............................      $104,000,000           $5,525,000             $98,475,000
=========================================================================================================

  (1) For information regarding indemnification of the Underwriters, see "Underwriting".

  (2) Before deducting expenses of the Offering payable by the Company estimated at $600,000.

  (3) The Company has granted the Underwriters a 30-day option to purchase up to 975,000 additional Shares solely to cover over-allotments, if any. See "Underwriting". If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $119,600,000, $6,353,750 and $113,246,250, respectively.

                               ------------------

     The Shares are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Shares offered hereby will be made available for delivery on or about December 21, 1995 at the office of Smith Barney Inc., 14 Wall Street, New York, New York 10005.

                               ------------------

SMITH BARNEY INC.

          DEAN WITTER REYNOLDS INC.

                     DONALDSON, LUFKIN & JENRETTE
                         SECURITIES CORPORATION

                                MERRILL LYNCH & CO.

                                        PAINEWEBBER INCORPORATED

                                              PRUDENTIAL SECURITIES INCORPORATED

                               ------------------
December 18, 1995.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        In addition to the documents incorporated by reference or deemed incorporated by reference into the Prospectus dated June 6, 1994 (filed by the Company prior to the change of the Company's name from "Health and Rehabilitation Properties Trust" to "Health and Retirement Properties Trust"), which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the consolidated financial statements of Horizon/CMS Healthcare Corp. ("Horizon/CMS"), Commission File No. 1-19369, at and for the fiscal year ended May 31, 1995, incorporated herein by reference from Horizon/CMS' Report on Form 10-K/A Amendment No. 1, as amended and restated in Item 7 of Horizon/CMS' Current Report on Form 8-K dated November 21, 1995; (ii) the consolidated financial statements of Marriott International, Inc. ("MII"), Commission File No. 1-12188, at and for the fiscal year ended December 30, 1994, incorporated herein by reference from MII's Report on Form 10-K for the year ended December 30, 1994; (iii) the consolidated financial statements of GranCare, Inc. ("GranCare"), Commission File No. 1-19571, at and for the fiscal year ended December 31, 1994, incorporated herein by reference from GranCare's Report on Form 10-K for the year ended December 31, 1994; and (iv) the supplemental consolidated financial statements of GranCare at and for the fiscal year ended December 31, 1994 included in GranCare's Form 8-K/A dated September 21, 1995. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Shares offered by the Company shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

        The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention: Investor Relations, telephone (617) 332-3990.

                            ------------------------

        IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

        The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement. Unless otherwise noted, the information contained in this Prospectus Supplement assumes that (i) the Underwriters' over-allotment option is not exercised and (ii) the transactions specifically described below in "Recent Developments" have been completed.

                                  THE COMPANY

        The Company has direct and indirect real estate investments, at cost, totalling over $1 billion in 196 properties that are leased to or operated by over 40 separate companies. The Company is one of the largest publicly-traded equity REITs in the United States. Upon completion of this offering (the "Offering"), the Company expects to have approximately 65.7 million Shares outstanding, shareholders' equity of $715.0 million and an equity market capitalization of over $1 billion. Approximately 86% of the Company's investments, at cost, are in properties leased to or operated by public companies or high credit quality private companies. The Company's unsecured senior debt is rated "investment grade" by Standard & Poor's Ratings Group, Moody's Investors Service, Inc. and Fitch Investors Service, L.P. The Company's largest tenant is Marriott International, Inc.

                          HRP PORTFOLIO BY OPERATOR

        The Prospectus Supplement includes a pie chart with the five captions shown below each indicating the pie wedge with percentages as follows: Other Public Healthcare Companies--37%; Medicare Office Buildings--7%; 22 Private Companies--14%; Hospitality Properties Trust--10%; and Marriott
International--32%.

Other Public Healthcare Companies       Medical Office Buildings
--Community Care of America             --U.S. Department of Veterans' Affairs
--GranCare                              --Boston Children's Medical Center
--Vencor                                --Boston's Beth Israel Hospital
--Horizon/CMS                           --Harvard Community Health Plan
--Integrated Health Services            --Dana Farber Cancer Institute
--Multicare                             --Unilab
--Sun Healthcare

                              22 Private Companies
                          Hospitality Properties Trust
                             Marriott International

        During the past nine years, the Company has paid 35 consecutive quarterly dividends and has increased its dividend rate ten times. The current quarterly dividend rate is $.35/Share or $1.40/Share on an annualized basis. The next quarterly dividend of $.35/Share will be paid to shareholders of record on January 10, 1996; purchasers of the Shares offered hereby who continue to hold such Shares through January 10, 1996 will receive this dividend.

                             HRP DIVIDEND GROWTH

        The Prospectus Supplement contains a bar graph showing the annual dividends listed below:

                                                                  QUARTER ENDED
                                                                  SEPTEMBER 30,
 1987    1988    1989    1990    1991    1992    1993    1994    1995 ANNUALIZED
-----   -----   -----   -----   -----   -----   -----   -----    ---------------
$1.06   $1.12   $1.14   $1.17   $1.23   $1.26   $1.30   $1.33         $1.40

                       HRP RETURN SINCE DECEMBER 31, 1986

     Since its organization in December 1986, an investment in HRP equity has provided shareholders an average total return, including reinvestment of dividends and Share price appreciation, of approximately 18% per annum. The following table shows how $100 invested in HRP Shares at December 31, 1986, would have grown to $436 as of November 30, 1995, as compared with the return an investor would have realized from a $100 investment in the equity securities represented by the Standard & Poor's 500 Index or the National Association of Real Estate Investments Trusts ("NAREIT") Index.

                                                         VALUE AT NOVEMBER 30, 1995
                                     AVERAGE ANNUAL         OF A $100 INVESTMENT
                                         RETURN             ON DECEMBER 31, 1986
                                     ---------------     --------------------------
            HRP....................         18%                     $436
            S&P Index..............         14%                     $331
            NAREIT Index...........          6%                     $165

                                  THE OFFERING
Shares to be offered......................  6,500,000
Shares to be outstanding after the
  Offering................................  65,690,166
Use of proceeds...........................  To repay debt and for working capital and other general business purposes.
NYSE symbol...............................  HRP

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                                    NINE MONTHS
                                                                                       ENDED
                                    YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                        ------------------------------------------------   -----------------------------
                         1990      1991      1992      1993       1994         1994            1995
                        -------   -------   -------   -------    -------   -------------  --------------
OPERATING DATA:
Total revenues          $32,872   $43,835   $48,735   $56,485    $86,683      $61,279         $85,463
Income before
  extraordinary item
  and gain (loss) on
  sale of properties...  14,280    22,079    27,243    37,738     51,872       42,572          47,552
Net income.............  14,280    22,079    27,243    33,417(1)  49,919(2)    44,613(2)       50,028(3)
Dividends(4)...........  18,927    27,179    33,079    44,869     76,317       52,628          60,963
Per Share:
  Income before
     extraordinary item
     and gain (loss) on
     sale of
     properties........    $.89     $1.01     $1.02     $1.10      $1.10         $.83            $.81
  Net income...........     .89      1.01      1.02       .97(1)     .95(2)       .87(2)          .85(3)
  Dividends(4).........    1.17      1.23      1.26      1.30       1.33          .99            1.03
Average Shares
  outstanding..........  16,088    21,834    26,760    34,407     52,738       51,172          58,977
OTHER DATA:
Funds From
  Operations(5)........ $19,467   $30,059   $36,853   $47,578    $73,846      $53,136         $65,422

                                               AT DECEMBER 31,
                            -----------------------------------------------------   SEPTEMBER 30,
                              1990       1991       1992       1993        1994          1995
                            --------   --------   --------   --------    --------   --------------
BALANCE SHEET DATA:
Real estate properties,
  net...................... $188,352   $262,557   $310,882   $349,842    $633,513     $  712,093
Real estate mortgages,
  net......................   87,061     31,760     47,173    157,281     133,477        149,910
Total assets...............  290,099    340,718    374,468    527,662     840,206      1,000,233
Total borrowings...........  125,500    103,000    138,500     73,000     216,513        364,697
Total shareholders'
  equity...................  147,760    234,427    228,301    441,135     602,039        617,148

---------------
(1) Includes, as an extraordinary charge, the write-off of $4.3 million in deferred finance charges (approximately $.13 per Share) resulting from prepayment of debt with proceeds from the Company's Share offerings in 1993.

(2) Includes a $4 million gain on sale of property (approximately $.08 per Share), a provision for loss on sale of properties of $10 million (approximately $.19 per Share) and, as an extraordinary charge, the write-off of $2 million in deferred finance charges (approximately $.04 per Share) resulting from the prepayment of debt.

(3) Includes a $2.5 million gain on sale of property (approximately $.04 per Share).

(4) Amounts represent dividends declared with respect to the periods shown.

(5) The Company's "Funds From Operations" represents net income (computed in accordance with GAAP), before real estate depreciation and amortization (including deferred finance charges) and includes its pro rata share of Hospitality Properties Trust's Funds From Operations. Management considers Funds From Operations to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs, and Funds From Operations is presented to assist in analyzing the performance of the Company. Funds From Operations does not represent cash flows from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.

                              RECENT DEVELOPMENTS

     From January 1, 1995 through December 8, 1995, the Company has made approximately $195.8 million in net new investments, including the following:

     Net Investment of $100 Million in Hospitality Properties Trust. In March 1995, the Company acquired 21 Courtyard by Marriott(R) hotels for approximately $179.4 million, which were leased to a subsidiary of Host Marriott Corporation ("Host") and managed by a subsidiary of Marriott International, Inc. ("Marriott"). The investment in these hotels was an outgrowth of the Company's business relationship with Host and Marriott which arose when the Company purchased 14 retirement communities from Host in 1994. At that time, the Company also acquired options and other rights to purchase additional hotel properties from Host. In August 1995, the Company transferred all of its hotel investments to a subsidiary, Hospitality Properties Trust ("HPT"), which completed an initial public offering and purchased an additional 16 hotels. Simultaneously with the initial public offering by HPT, $79.4 million of the Company's original investment was repaid to HRP and the balance of $100 million was exchanged for four million shares of HPT. As a result of its investment in hotel properties, the Company's outstanding indebtedness was downgraded by two of the three debt rating agencies which rate the Company's debt securities because, in their view, the value of hotel real estate is more volatile than health care real estate. The Company has publicly announced that it does not intend to make any future direct investments in hotels. On December 8, 1995, the market value of the Company's four million shares of HPT was approximately $104 million.

     $48.3 Million Purchase of Two Medical Office Buildings From Boston's Children's Medical Center. In September 1995, the Company purchased two medical office buildings (approximately 390,000 sq. ft.) from a subsidiary of Boston's Children's Medical Center. These office buildings are located in Boston's Longwood Medical Area in the vicinity of Harvard Medical School and several large not-for-profit teaching hospitals. These medical office buildings are currently 100% leased to various high credit quality tenants including Boston's Children's Medical Center, Boston's Beth Israel Hospital, Harvard Community Health Plans and Dana Farber Cancer Institute.

     $31.9 Million Purchase of Nine Nursing Homes in Vermont and New
Hampshire. In January 1995, the Company purchased nine nursing homes (916 beds) located in Vermont and New Hampshire. The purchase price was approximately $31.9 million; of this amount approximately $24.4 was paid in 1,777,766 Shares valued at then market value and the balance (approximately $7.5 million) was paid in cash and used by the seller to retire pre-existing debt. Simultaneously with this purchase, these nursing homes were leased to new corporations organized and owned by the Company's former president, Mark J. Finkelstein, and by two of the Company's Trustees, Barry M. Portnoy and Gerard M. Martin. The Company believes the terms of these leases represent fair market value and these terms were approved by the unanimous vote of the Trustees not personally involved in this transaction.

     $20 Million Transaction with Community Care of America, Inc. for 14 Nursing Homes. In April 1995, the Company purchased or mortgage financed 14 nursing homes (992 beds) located in Nebraska, Iowa, Kansas and Missouri for approximately $20 million. These facilities were simultaneously leased or sold to Community Care of America, Inc. ("CCAI"). The Company had previously invested approximately $67.7 million in properties leased to or mortgaged by CCAI. In August 1995, CCAI completed an initial public offering of equity securities for approximately $32.8 million, $10.8 million of which offering proceeds were used to repay indebtedness due to the Company.

     $15 Million Purchase of U.S. Veterans' Administration Clinic. In November 1995, the Company entered into an agreement to acquire for $15 million an approximately 157,000 sq. ft. medical clinic located in downtown Boston, Massachusetts which is 100% leased to the United States Department of Veterans' Affairs. This purchase is expected to close in late December 1995.

     $13 Million Sale Leaseback with Multicare Companies. In September 1995, the Company purchased a nursing home located in New Jersey for $13 million and simultaneously leased that facility to The Multicare Companies, Inc., a NYSE listed nursing home operating company. This facility was recently constructed and opened in 1994.

     $11.5 Million First Mortgage for Four Assisted Living Facilities in North Carolina. In January 1995, the Company provided $11.5 million of first mortgage financing secured by four assisted living facilities (405 beds) located in North Carolina. This mortgage loan was made to an unaffiliated, privately owned borrower.

     Improvement Financing. In the ordinary course of its business the Company occasionally provides financing to tenants or mortgagors for improvements to properties owned or mortgaged by the Company. When such financing is provided, the rent or interest payable to the Company is correspondingly increased. From January 1, 1995 through December 8, 1995, such financings aggregated approximately $9.7 million, net.

     Property Dispositions. In addition to the repayment which the Company received from the proceeds of the initial public offerings of HPT and CCAI (see "-- Net Investment of $100 Million in Hospitality Properties Trust" and "-- $20 Million Transaction with Community Care of America, Inc. for 14 Nursing Homes"), the Company receives regularly scheduled principal payments and occasional prepayments of its mortgage receivables. From January 1, 1995 to December 8, 1995, these principal repayments and prepayments totalled $26.7 million. Also, in December 1994, Horizon/CMS, one of the Company's tenants, exercised its purchase option affecting one of the healthcare facilities which it leased from the Company. This specialty rehabilitation facility in Slidell, Louisiana was purchased by Horizon/CMS in February 1995 for $24.5 million and the purchase price was paid $5 million in cash and the balance in a purchase money note secured by a first mortgage on this facility due in 2000; the Company recognized a gain of $2.5 million on this sale. Also, in November 1995, the Company completed the sale of two psychiatric hospitals that it owned in Louisville, Kentucky and Hickory, North Carolina to the former tenant of these hospitals. These facilities were sold for approximately $12 million in cash. During 1994, when these psychiatric hospitals were classified as assets held for sale, the Company recognized a loss of $10 million on the expected disposition and no further loss was realized as a result of the sale. The Company currently has no investments in psychiatric hospitals.

     Increased Revolving Bank Credit Facility. During 1995, the Company increased its revolving bank credit facility to $250 million. The current facility matures in 1998 and funds may be drawn and repaid periodically during the term. The funding is provided by a bank syndicate and borrowings under this credit facility are unsecured and bear interest, at the Company's option, at prime or a spread over LIBOR. See "Use of Proceeds".

     Change of Personnel. During 1995, Mark J. Finkelstein resigned as President of the Company to form companies which lease certain nursing homes from the Company. See "-- $31.9 Million Purchase of Nine Nursing Homes in Vermont and New Hampshire". David J. Hegarty, formerly Executive Vice President, was promoted to replace Mr. Finkelstein as President and Chief Operating Officer. Upon consummation of the initial public offering for HPT (see "-- Net Investment of $100 Million in Hospitality Properties Trust"), John Murray resigned as the Company's Chief Financial Officer to assume a comparable position at HPT, and two Trustees of the Company, Arthur Koumantzelis and John Harrington, resigned to become Trustees of HPT. Mr. Murray was replaced as Chief Financial Officer of the Company by Ajay Saini who had previously served as the Company's Chief Accounting Officer. Messrs. Koumantzelis and Harrington have been replaced on the Company's Board of Trustees by Bruce M. Gans, M.D. and Ralph J. Watts; Dr. Gans is President of the Detroit Rehabilitation Institute and Mr. Watts is President and Chief Executive Officer of Cardiovascular Ventures, Inc. See "Management".

     Other Transactions. In the ordinary course of its business, the Company regularly evaluates investment opportunities and enters into contracts to purchase and lease or mortgage finance health care related real estate. Several such possible investments are currently under consideration and at various stages of the contractual process. Similarly, the Company is regularly engaged in discussions with its existing tenants and mortgagors concerning lease and loan extensions and other modifications of the terms of existing leases and mortgages. The Company does not believe the consummation of any one or all of these various transactions would have a material impact upon its financial condition or operations.

                                  THE COMPANY

     HRP invests principally in retirement communities, assisted living centers, nursing homes and other income producing health care related real estate. At December 8, 1995, the Company had direct and indirect real estate investments, at cost, totalling over $1 billion in 196 properties that are leased to or operated by over 40 separate companies.

                         LOCATION OF COMPANY PROPERTIES

The Prospectus Supplement contains a map of the continental United States with the states listed below shaded.

                                       TOTAL
                       NUMBER OF     INVESTMENT
        STATE          PROPERTIES  (IN THOUSANDS)
        -----           ---------   --------------
Arizona...............      5          $ 28,062
California............     15            74,992
Colorado..............     11            36,097
Connecticut...........      9            86,313
Florida...............      6           132,938
Georgia...............      1             1,830
Illinois..............      2            39,453
Iowa..................     13            20,053
Kansas................      9            14,594
Kentucky..............      1             1,348
Louisiana.............      1            19,500
Maryland..............      1            33,080
Massachusetts.........      8           145,321
Michigan..............      2             9,400
Missouri..............      3             5,258
Nebraska..............     16            14,777
North Carolina........     11            24,173

                                       TOTAL
                       NUMBER OF     INVESTMENT
        STATE          PROPERTIES  (IN THOUSANDS)
        -----          ---------   --------------
New Hampshire.........      1             3,689
New Jersey............      1            13,000
Ohio..................      7            25,098
Pennsylvania..........      2            18,396
South Dakota..........      3             7,589
Texas.................      6            16,838
Vermont...............      8            29,762
Virginia..............      3            57,666
Washington............      1             5,193
Wisconsin.............      9            43,650
Wyoming...............      4             8,308
                          ---        ----------
Total Health Care
  Related
  Properties..........    159        $  916,378
HPT Investment........     37            99,938
                          ---        ----------
Total -- All
  Properties..........    196        $1,016,316
                          ===        ==========

                                 DISTRIBUTIONS

     The Company has paid 35 consecutive quarterly dividends since its initial public offering in December 1986. Dividends for 1987, 1988, 1989, 1990, 1991, 1992, 1993, 1994 and the first nine months of 1995 totalled $1.06, $1.12, $1.14,
$1.17, $1.23, $1.26, $1.30, $1.33 and $1.03, respectively. The regular quarterly dividend of $.35 per Share for the period ended December 31, 1995 will be paid on or about February 20, 1996 to shareholders of record on January 10, 1996; purchasers of the Shares offered hereby who continue to hold such Shares through January 10, 1996 will receive that dividend.

     The Company intends to continue to declare and pay future dividends in cash on a quarterly basis, but may, from time to time, declare and pay special dividends. There can be no assurance that the Company will be able to increase its quarterly dividend or maintain it at the current level. Payment of dividends by the Company is subject to continued compliance with certain restrictions contained in the Company's loan agreements. In the past, the Company's dividends have been based upon Funds From Operations, which has exceeded earnings. Cash available for distribution may not necessarily equal Funds From Operations as the cash flow of the Company is affected by other factors not included in the Funds From Operations calculation. Management expects that the Company will continue to pay dividends based upon Funds From Operations and that such dividends may exceed earnings. Accordingly, the Company expects a portion of the Company's dividends to be considered a return of capital which may not be subject to income tax until the Shares are sold. See "Federal Income Tax and ERISA Considerations". Information about dividends on a quarterly basis is summarized in the following table:

                           HRP DIVIDENDS PER SHARE(1)

                           1987      1988     1989     1990     1991     1992     1993     1994     1995
                           ----      ----     ----     ----     ----     ----     ----     ----     ----
First Quarter............  $.275(2)  $.28     $.28     $.29     $.30     $.31     $.32     $.33     $.34
Second Quarter...........    .26      .28      .28      .29      .31      .31      .32      .33      .34
Third Quarter............    .27      .28      .29      .29      .31      .32      .33      .33      .35
Fourth Quarter...........    .28      .28      .29      .30      .31      .32      .33      .34       --(3)

---------------
(1) Dividends shown in the chart above are dividends declared and paid with respect to the year and quarter shown. With respect to dividends for 1987, 1988, 1989, 1990, 1991, 1992, 1993, 1994 and 1995, $.281, $.147, $.317,
    $.226, $.132, $.247, $.272, $.090 and $.117 (estimated), respectively, represent a return of capital.

(2) Includes $.025 for the period from December 23, 1986 (commencement of the Company's operations) through December 31, 1986.

(3) The regular quarterly dividend of $.35 per Share for the period ended December 31, 1995 will be paid on or about February 20, 1996 to shareholders of record on January 10, 1996.

                                 CAPITALIZATION

     The capitalization of the Company as of September 30, 1995 and as adjusted to give effect to the completion of the Offering and the use of the net proceeds therefrom is as follows (see "Unaudited Pro Forma Balance Sheet"):

                                                                          SEPTEMBER 30, 1995
                                                                       -------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                       ---------     -----------
                                                                         (DOLLARS IN THOUSANDS)
Bank notes payable...................................................  $ 148,000      $  56,125(1)
Notes and bonds payable, net.........................................    216,697        216,697
Shareholders' equity:
  Preferred Shares of Beneficial Interest, par value $.01 per Share;
     50,000,000 authorized, none issued..............................         --              --
  Common Shares of Beneficial Interest, par value $.01 per Share;
     100,000,000 Shares authorized; 59,190,166 Shares and 65,690,166
     Shares, as adjusted, issued and outstanding.....................        592             657
  Additional paid-in capital.........................................    677,809         775,619
  Cumulative net income..............................................    218,836         218,836
  Distributions of Funds From Operations.............................   (280,089)       (280,089)
                                                                       ---------       ---------
          Total shareholders' equity.................................    617,148         715,023
                                                                       ---------       ---------
          Total capitalization.......................................  $ 981,845       $ 987,845
                                                                       =========       =========

---------------
(1) Includes $6 million of borrowings related to the proposed purchase of U.S. Veterans' Administration Clinic in December 1995.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are approximately $97.9 million ($112.6 million if the over-allotment option is exercised in full). Net proceeds from the Offering will be used to reduce amounts outstanding under the Company's credit facilities and for working capital and other general business purposes. At September 30, 1995, $148 million was outstanding under the Company's revolving credit facility. Under the terms of the revolving credit facility, the Company may draw up to $250 million. Outstanding amounts bear interest, at the Company's option, at prime or a spread over LIBOR, and the revolving credit line expires in 1998. At September 30, 1995, the interest rate applicable to borrowings under the revolving credit facility was 7.1%.

                        INVESTMENT AND FINANCING POLICY

     The population of the United States is aging. According to information from the U.S. Census Bureau, the segment of the U.S. population age 65 and over is increasing and is expected to increase sharply through the year 2020. The Company believes that the demand for services provided at retirement communities, assisted living centers and nursing homes should increase as the population ages. Currently proposed federal legislation seeks to limit the amount of growth in government expenditures for Medicare and Medicaid. These limitations, if enacted, may adversely affect the profitability of health care operating companies and might, in certain circumstances, affect their ability to pay rent or service debt. These government funding limitations will likely also make it less profitable to construct new health care facilities and thus may increase the value of existing facilities. The Company believes that the net effect of both these demographics and legislative changes will be to make it less profitable to provide services and facilities for government funded patients and more profitable to provide services and facilities for non-government supported patients. The Company intends to respond to these changes in three ways: (i) by focusing new investments in properties that are not directly dependent upon a high percentage of Medicaid or Medicare revenues, including retirement housing, assisted living facilities, medical office buildings and nursing homes with a high percentage of private pay revenues; (ii) by encouraging and making funding available to the operators of the Company's existing properties to improve these properties in order to attract a greater amount of non-government revenues; and (iii) whenever possible, by making new investments in properties leased to well capitalized operators.

     The Company considers equity offerings when, in the Company's judgment, doing so will improve the Company's capital structure, while not materially adversely affecting the market value of its Shares or impeding the Company's ability to increase regularly its per Share dividend rate. In addition to the use of equity, the Company utilizes short term and long term borrowings to finance investments and to pay operating expenses. The Company's unsecured senior indebtedness has been rated "investment grade" by Standard & Poor's Ratings Group (BBB-), Moody's Investors Service, Inc. (Baa3) and Fitch Investors Service , L.P. (BBB+). When variable rate debt is utilized, the Company regularly purchases interest rate futures contracts to hedge against changes in interest rates. At September 30, 1995, the Company had outstanding term and revolving debt totalling $364.7 million. After this Offering and assuming the use of proceeds hereof, the Company's total debt outstanding will be approximately $272.8 million. The Company's borrowing guidelines established in the Company's revolving credit facility and by its Board of Trustees prohibit the Company from maintaining a debt to equity ratio of greater than 1 to 1, except in certain limited circumstances. As of September 30, 1995, the Company's debt to equity ratio was .6 to 1. After this Offering and assuming the use of proceeds hereof, the Company's debt to equity ratio on a pro forma basis will be approximately .4 to 1. The present debt to equity limitations may be changed in the future. There can be no assurance that equity or debt capital will be available in the future on reasonable terms to fund the Company's operations or growth.

                            SELECTED FINANCIAL DATA

     Set forth below are selected financial data for the Company for the periods and dates indicated which have been derived from audited and unaudited financial statements. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and accompanying notes incorporated by reference in this Prospectus Supplement and the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K incorporated by reference in this Prospectus Supplement. Amounts are in thousands, except per Share information.

                                                                                            NINE MONTHS
                                                                                               ENDED
                                           YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                ---------------------------------------------           --------------------
                                1990      1991      1992      1993       1994            1994           1995
                                ----      ----      ----      ----       ----            ----           ----
OPERATING DATA:
Total revenues...............  $32,872   $43,835   $48,735   $56,485    $86,683         $61,279        $85,463
Income before extraordinary
  item and gain (loss) on
  sale of properties.........   14,280    22,079    27,243    37,738     51,872          42,572         47,552
Net income...................   14,280    22,079    27,243    33,417(1)  49,919(2)       44,613(2)      50,028(3)
Dividends(4).................   18,927    27,179    33,079    44,869     76,317          52,628         60,963
Per Share:
  Income before extraordinary
     item and gain (loss) on
     sale of properties......     $.89     $1.01     $1.02     $1.10      $1.10            $.83           $.81
  Net income.................      .89      1.01      1.02       .97(1)     .95(2)          .87(2)         .85(3)
  Dividends(4)...............     1.17      1.23      1.26      1.30       1.33             .99           1.03
Average Shares outstanding...   16,088    21,834    26,760    34,407     52,738          51,172         58,977

OTHER DATA:
Funds From
  Operations(5)..............  $19,467   $30,059   $36,853   $47,578    $73,846         $53,136        $65,422

                                                   AT DECEMBER 31,                       SEPTEMBER 30, 1995
                                   ------------------------------------------------      ------------------
                                   1990       1991       1992       1993       1994
                                   ----       ----       ----       ----       ----
BALANCE SHEET DATA:
Real estate properties, net....  $188,352   $262,557   $310,882   $349,842   $633,513        $  712,093
Real estate mortgages, net.....    87,061     31,760     47,173    157,281    133,477           149,910
Total assets...................   290,099    340,718    374,468    527,662    840,206         1,000,233
Total borrowings...............   125,500    103,000    138,500     73,000    216,513           364,697
Total shareholders' equity.....   147,760    234,427    228,301    441,135    602,039           617,148

---------------
(1) Includes, as an extraordinary charge, the write-off of $4.3 million in deferred finance charges (approximately $.13 per Share) resulting from prepayment of debt with proceeds from the Company's Share offerings in 1993.

(2) Includes a $4 million gain on sale of property (approximately $.08 per Share), a provision for loss on sale of properties of $10 million (approximately $.19 per Share) and, as an extraordinary charge, the write-off of $2 million in deferred finance charges (approximately $.04 per Share) resulting from the prepayment of debt.

(3) Includes a $2.5 million gain on sale of property (approximately $.04 per Share).

(4) Amounts represent dividends declared with respect to the periods shown.

(5) The Company's "Funds From Operations" represents net income (computed in accordance with GAAP), before real estate depreciation and amortization (including deferred finance charges) and includes its pro rata share of HPT's Funds From Operations. Management considers Funds From Operations to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparision among REITs, and Funds From Operations is presented to assist in analyzing the performance of the Company. Funds From Operations does not represent cash flows from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.

                                   PROPERTIES

     The following charts show the Company's real estate investments by type of property and type of investment. Dollar amounts are in thousands.

TYPE OF PROPERTY                                   TYPE OF INVESTMENT

The Prospectus Supplement                          The Prospectus Supplement
contains a pie chart                               contains a pie chart
depicting the wedges                               depicting the wedges
shown below.                                       shown below.

Long Term Care 33%                                 14% Mortgages
    $339,972                                            $139,476

Equity Investment in HPT 10%                       10% Equity Investment in HPT
    $99,938                                             $99,938

34% Retirement/Assisted Living                      76% Owned and Leased
    $340,877                                            $776,902

7% Medical Office Buildings
    $67,190

16% Specialty Health Services
    $168,338

                LEASE EXPIRATION AND MORTGAGE MATURITY SCHEDULES

     The following table sets forth the expiration and maturity dates of the Company's leases and mortgages for the years from 1995 to 2005, together with the percentage of the Company's current revenues derived from rent and interest payments under leases and mortgages expiring or maturing in each year shown:

                                                                                                  PERCENT OF
                                                               NO. OF           NO. OF             COMPANY'S
                                                               LEASES          MORTGAGES            CURRENT
YEAR                                                          EXPIRING         MATURING            REVENUES
----                                                          --------         ---------           --------
1995........................................................      --               --                 --
1996........................................................      --                4                 0.84%
1997........................................................       1                7                 2.76
1998........................................................       4                5                 5.51
1999........................................................      --               10                 1.64
2000........................................................       2                4                 7.20
2001........................................................       1                2                 0.77
2002........................................................      --                1                 0.17
2003........................................................      20               --                 5.10
2004........................................................      --               --                 --
2005 and thereafter(1)......................................     111               24                76.01
                                                                 ---              ---                -----
Total.......................................................     139               57                  100%
                                                                 ===              ===                =====

---------------
(1) Includes 37 hotels owned by HPT and reflects the revenues from rent payments from the Company's 31.8% ownership in HPT. The Company is entitled to receive dividends on its shares in HPT. The Company's financial reports include its share of HPT's operating results under the equity method of accounting.


                           THE LESSEES AND MORTGAGORS

     The Company's financial condition depends in large part upon the financial condition of the operators of the Company's properties. Approximately 86% of the Company's investments are in properties leased to or operated by public companies or high credit quality private companies. Certain information about the three largest operators of the Company's properties contained in their filings with the Commission or other public sources, or provided by these companies, is set forth in the chart below.

                                   OPERATOR DATA (DOLLARS IN THOUSANDS)(1)
                             ---------------------------------------------------
                               TOTAL          TOTAL         SHARE-                     COMPANY         COMPANY          COMPANY
OPERATOR                     FACILITIES       ANNUAL       HOLDERS'       NET         FACILITIES      FACILITIES       INVESTMENT
(STOCK SYMBOL)                 (BEDS)        REVENUES       EQUITY       INCOME         (BEDS)        OCCUPANCY       (% OF TOTAL)
--------------               ----------     ----------     --------     --------      ----------     ------------     ------------
Marriott International......        898     $8,415,000     $767,000     $200,000             14         95.79%         $325,520
(NYSE:MAR)                     (188,000)                                                 (3,927)                          32.0%
Horizon/CMS Healthcare......        149      1,625,326      650,652       27,569             15         88.70%          170,498
(NYSE:HHC)                      (17,776)                                                 (2,323)                          16.8%
GranCare(2).................         79        549,220      106,614       15,179             27         89.23%           97,571
(NYSE:GC)                       (10,600)                                                 (3,908)                           9.6%

---------------
(1) As of the most recent fiscal year end.

(2) On July 20, 1995, GranCare acquired Evergreen Healthcare, Inc. ("Evergreen") in a stock-for-stock transaction. The operating data set forth above for GranCare does not reflect the merger with Evergreen.

     Additional Security. In addition to fee ownership of the leased properties and mortgage liens on the mortgaged properties, certain of the Company's leases and mortgages contain additional security features. Generally, with respect to investments originated by the Company, each obligation of an operator to the Company is subject to cross default provisions with respect to all other obligations of that operator to the Company and any collateral pledged by an operator to the Company constitutes collateral for all obligations of that operator. Certain operators have pledged additional collateral or provided corporate guarantees, security deposits, and, in some cases, personal guarantees.

                            EQUITY INVESTMENT IN HPT

     The Company owns four million shares of HPT, which constitutes 31.8% of the total HPT shares outstanding. HPT is a REIT in the business of owning hotels and leasing them to independent hotel operating companies. HPT currently owns 37 Courtyard by Marriott(R) hotels with 5,286 rooms located in 20 states. All of these hotels are leased to Host and managed by Marriott. The average age of these hotels is approximately five years, and the average occupancy and average daily rates at these hotels are 81.1% and $66.65, respectively. The Company receives dividends on its HPT shares at the current quarterly rate of $.55/share or $2.20/share on an annualized basis. The Company's financial reports include its share of HPT's operating results under the equity method of accounting. HPT shares are traded on the NYSE and, on December 18, 1995, the last reported sale price for such shares was $25.13. See "Recent Developments -- Net Investment of $100 Million in Hospitality Properties Trust".

                                   MANAGEMENT

     The Trustees and executive officers of the Company are as follows:

NAME                                   AGE     POSITION
----                                   ---     --------
Barry M. Portnoy.....................  50      Managing Trustee

Gerard M. Martin.....................  61      Managing Trustee

Bruce M. Gans, M.D...................  48      Trustee

Rev. Justinian Manning, C.P..........  69      Trustee

Ralph J. Watts.......................  48      Trustee

David J. Hegarty.....................  39      President, Chief Operating Officer and Secretary

Ajay Saini...........................  35      Treasurer and Chief Financial Officer

     Barry M. Portnoy has been a partner in the law firm of Sullivan & Worcester, a Registered Limited Liability Partnership, since 1978. Mr. Portnoy was a founder and has been a Trustee of the Company since its organization in 1986. From 1985 until the merger of Greenery Rehabilitation Group, Inc. ("Greenery") into Horizon/CMS in February 1994 (the "Greenery/Horizon Merger"), Mr. Portnoy served as a Director of Greenery. Mr. Portnoy is currently a Director of Horizon/CMS and also serves as a Managing Trustee of HPT.

     Gerard M. Martin is a private investor in real estate. Mr. Martin was a founder and has been a Trustee of the Company since its organization in 1986. From 1985 until the Greenery/Horizon Merger, Mr. Martin served as the Chief Executive Officer and Chairman of the Board of Directors of Greenery. Mr. Martin is currently a Director of Horizon/CMS and also serves as a Managing Trustee of HPT.

     Bruce M. Gans, M.D. is President of the Rehabilitation Institute of Michigan, a specialty hospital affiliated with Wayne State University School of Medicine. Dr. Gans is also a Professor and Chairman of the Department of Physical Medicine and Rehabilitation at Wayne State University School of Medicine and a Senior Vice President of the Detroit Medical Center. Prior to assuming his current position in 1989, Dr. Gans was Chairman of the Department of Rehabilitation Medicine at New England Medical Center and a Professor and Chairman of Rehabilitation Medicine at the Tufts University School of Medicine in Boston, Massachusetts. Dr. Gans is a graduate of the University of Pennsylvania School of Medicine and is active in a number of medical professional organizations including serving as the current Chairman of the Injury Prevention Grant Review Committee for the Centers for Disease Control and Prevention in Atlanta, Georgia.

     The Reverend Justinian Manning C.P. has been, since September 1993, the pastor of St. Gabriel's parish in Brighton, Massachusetts. From 1984 until September 1990, he was the Treasurer of the Provincial Council of Passionist Provincialate. He is also on the Board of Directors of Charlesview, a low and moderate income housing program, and St. Elizabeth's Hospital Foundation. He is a past Treasurer and a former Director of St. Paul's Benevolent, Educational and Missionary Institute, a New Jersey corporation, which oversees foundations in Massachusetts, Connecticut, New York, Pennsylvania, Maryland, Florida and the Institute's Overseas Missions. He was formerly on the Board of Directors of St. Paul's Monastery Manor in Pittsburgh, Pennsylvania, a congregate housing facility. He belongs to the Provincial Council of the Passionist Provincialate.

     Ralph J. Watts is President and Chief Executive Officer of Cardiovascular Ventures, Inc., a privately held company which develops, owns and operates outpatient cardiac catheterization laboratories and is engaged in physician practice management. Mr. Watts has held this position since 1992. From 1988 to 1992, Mr. Watts was President and CEO of Ramsay Health Care, Inc., a publicly owned company which owned and operated 18 hospitals in 13 states and had approximately 2,000 employees.

     David J. Hegarty is the President, Chief Operating Officer and Secretary of the Company. He has been employed by the Company in various capacities since 1987, prior to which he was an audit manager with Ernst & Young LLP. Mr. Hegarty is a certified public accountant.

     Ajay Saini is the Treasurer and Chief Financial Officer of the Company. Mr. Saini has been employed by the Company in various capacities since June 1990, prior to which he was a senior accountant with Ernst & Young LLP. Mr. Saini is a certified public accountant.

     Dr. Gans, Mr. Watts and Fr. Manning are the Company's Independent Trustees, that is Trustees who are not affiliated with any of the Company's lessees or mortgagors or with HRPT Advisors, Inc. (the "Advisor"). Under the Company's Declaration of Trust, a majority of the Company's Trustees will at all times consist of Independent Trustees. All investment and policy decisions affecting the Company are made by its Board of Trustees. All day to day operations of the Company are conducted by the Advisor pursuant to an investment advisory contract. The Advisor is owned by Messrs. Martin and Portnoy. Messrs. Hegarty and Saini, as well as all other personnel involved in the Company's operations, are employees of the Advisor. The Advisor is paid an annual advisory fee calculated on the basis of total assets under management (.7% of the first $250 million, plus .5% of additional assets) and an annual incentive fee calculated on the basis of increases in operating cash flow per Share (as defined) above threshold amounts (15% of cash flow above the threshold amount of $1.42/Share in 1995, which threshold increases by $.05/Share annually thereafter), but no more than $.01/Share. The Advisor currently owns approximately one million Shares which were purchased in 1989. All incentive fees which may be earned by the Advisor will be paid in Shares. The Company believes that its total administrative costs, measured as a percentage of assets under management or as a percentage of revenues, are below the industry average.

                  FEDERAL INCOME TAX AND ERISA CONSIDERATIONS

     The following description of certain Federal income tax matters and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to the Company is qualified in its entirety by reference to the more detailed description thereof contained in the Company's Annual Report on Form 10-K, which is incorporated herein by reference. Sullivan & Worcester, a Registered Limited Liability Partnership, Boston, Massachusetts, has rendered its opinion that the discussion in this section and in the Form 10-K in the sections captioned "Federal Income Tax Considerations" and "ERISA Plans, Keogh Plans and Individual Retirement Accounts" in all material respects is accurate and fairly summarizes the federal income tax and ERISA issues which are material to an investment in the Shares and that the opinions of counsel referred to in those sections represent Sullivan & Worcester's opinions on those subjects. Specifically, subject to qualifications and assumptions contained in its opinion and in the Form 10-K, Sullivan & Worcester, a Registered Limited Liability Partnership, has opined to the effect (a) that the Company has been organized in conformity with the requirements for federal tax qualifications as a REIT, has qualified as a REIT for its 1987, 1988, 1989, 1990, 1991, 1992, 1993
and 1994 taxable years, and that the Company's current and anticipated investments and its plan of operation will enable it to continue to meet the requirements for federal tax qualification and taxation as a REIT and (b) that, under the "plan assets" regulations promulgated by the Department of Labor under ERISA, the Shares are publicly offered securities and the assets of the Company will not be deemed to be "plan assets" under ERISA.

     The Company is and intends to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company's net income which is distributed as dividends to shareholders will be exempt from Federal taxation. Distributions to the Company's shareholders generally will be includable in their income; however, dividends distributed which are in excess of current or accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis, and will reduce the basis of shareholders' Shares. Approximately 8.5% of dividends distributed in calendar 1995 are expected to be treated as a return of capital.

     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title I of ERISA, or other qualified retirement plan subject to Section 4975 of the Code which acquires its Shares. The Company believes that, under present law, its distributions do not create "unrelated business taxable income" to tax-exempt entities such as pension trusts, subject, however, to certain new rules which apply to pension trusts holding more than 10% of the Shares.

     EACH PROSPECTIVE PURCHASER OF THE SHARES OFFERED HEREBY IS ADVISED TO CONSULT HIS OR HER OWN PROFESSIONAL ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES OFFERED HEREBY.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting
Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of Shares set forth opposite the name of such Underwriter.

                                                                             NUMBER
                                       NAME                                 OF SHARES
                                       ----                                 ---------
        Smith Barney Inc..................................................  1,083,335
        Dean Witter Reynolds Inc..........................................  1,083,333
        Donaldson, Lufkin & Jenrette Securities Corporation...............  1,083,333
        Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...............................................  1,083,333
        PaineWebber Incorporated..........................................  1,083,333
        Prudential Securities Incorporated................................  1,083,333
                                                                            ---------
                     Total................................................  6,500,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Shares offered hereby (other than those covered by the over-allotment option described below) if any such Shares are taken.

     The Underwriters, for whom Smith Barney Inc., Dean Witter Reynolds Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated and Prudential Securities Incorporated are acting as Representatives, propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part of the Shares to certain dealers at a price which represents a concession not in excess of $0.50 per Share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per Share to certain other dealers.

     The Company has agreed not to and has agreed to cause its affiliates not to, directly or indirectly, offer, sell, contract to sell, or otherwise dispose of, any Shares of the Company or any securities convertible into, or exercisable or exchangeable for, Shares of the Company for a period of 90 days from the date of this Prospectus Supplement, without the prior written consent of Smith Barney Inc., other than the Shares being sold in connection with the Offering, pursuant to the Company's 1992 Incentive Share Award Plan and Shares issued upon exercise of any outstanding options. The Company has agreed that during such 90 day period it will not, without the prior consent of Smith Barney Inc., terminate, modify or waive any provision in any agreement to which it is a party that restricts or limits the transferability of the Shares.

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus Supplement, to purchase up to 975,000 additional Shares at the price to public set forth on the cover page of this Prospectus Supplement minus the underwriting discounts and commissions and, with respect to any such Shares issued after the record date for the quarterly dividend for the period ended December 31, 1995, less an amount equal to such dividend. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Shares as the number of Shares set forth opposite each Underwriter's name in the preceding table bears to the total number of Shares listed in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Shares offered by the Company have been passed upon for the Company by Sullivan & Worcester, a Registered Limited Liability Partnership, Boston, Massachusetts and will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Sullivan & Worcester, a Registered Limited Liability Partnership, has relied and Davis Polk & Wardwell will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury, Baltimore, Maryland. Sullivan & Worcester, a Registered Limited Liability Partnership, has also given its opinion as to certain Federal income tax matters and certain ERISA considerations relating to the Company. See "Federal Income Tax and ERISA Considerations". Barry M. Portnoy, a partner in the firm of Sullivan & Worcester, a Registered Limited Liability Partnership, is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of the Advisor, and a director and/or significant shareholder of certain lessees and mortgagors of the Company, including Horizon/CMS. Sullivan & Worcester, a Registered Limited Liability Partnership, represents the Advisor, certain of such lessees and mortgagors and certain affiliates of each of the foregoing on various matters.

                                    EXPERTS

     The consolidated financial statements and schedules of MII incorporated by reference in this Prospectus Supplement and elsewhere in the registration statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements and schedules of Horizon/CMS incorporated by reference in this Prospectus Supplement and elsewhere in the registration statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon incorporated by reference elsewhere herein which, as to the years 1995, 1994 and 1993 are based in part on the reports of Ernst & Young LLP and Price Waterhouse LLP, independent auditors. The financial statements referred to above have been incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of GranCare appearing in the GranCare Annual Report (Form 10-K) for the year ended December 31, 1994, and the supplemental consolidated financial statements of GranCare at and for the year ended December 31, 1994 included in its Current Report on Form 8-K/A dated September 21, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference which, as to the years 1994, 1993 and 1992 are based in part on the report of KPMG Peat Marwick, independent auditors. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     THE DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED OCTOBER 9, 1986, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                     HEALTH AND RETIREMENT PROPERTIES TRUST

                     UNAUDITED PRO FORMA BALANCE SHEET AND
                    UNAUDITED PRO FORMA STATEMENT OF INCOME

     The following unaudited pro forma balance sheet at September 30, 1995 and the unaudited pro forma statement of income for the nine months ended September 30, 1995 are intended to present the financial position and results of operations of Health and Retirement Properties Trust as if the transactions described in Note 1 were consummated on January 1, 1995. The unaudited pro forma financial statements should be read in conjunction with the separate financial statements of Health and Retirement Properties Trust for the quarter ended September 30, 1995 which are incorporated herein by reference. The unaudited pro forma financial statements are not necessarily indicative of the expected financial position and results of operations for any future period. Differences would result from, but not be limited to, changes in the Company's portfolio of real estate investments, changes in interest rates and changes in the debt and/or equity structure of the Company.

                     HEALTH AND RETIREMENT PROPERTIES TRUST

                       UNAUDITED PRO FORMA BALANCE SHEET
                               SEPTEMBER 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   HISTORICAL          ADJUSTMENTS
                                               SEPTEMBER 30, 1995       (NOTE 1)             PRO FORMA
                                               ------------------     -------------         -----------
ASSETS
Real estate properties, at cost:
  Land.......................................      $   70,508            $  1,500            $   72,008
  Buildings and improvements.................         673,535              13,500               687,035
  Equipment..................................          17,859                  --                17,859
                                                   ----------            --------            ----------
                                                      761,902              15,000               776,902
  Less accumulated depreciation..............          49,809                  --                49,809
                                                   ----------            --------            ----------
                                                      712,093              15,000               727,093
Real estate mortgages and notes, net.........         149,910             (10,434)              139,476
Investment in Hospitality Properties Trust...          99,938                  --                99,938
Cash and cash equivalents....................          20,908               2,934                23,842
Interest and rent receivable.................           6,625                  --                 6,625
Deferred interest and finance costs, net, and
  other assets...............................          10,759              (1,500)                9,259
                                                   ----------            --------            ----------
                                                   $1,000,233            $  6,000            $1,006,233
                                                   ==========            ========            ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Bank notes payable...........................      $  148,000            $(91,875)           $   56,125
Notes and bonds payable, net.................         216,697                  --               216,697
Security deposits............................           7,386                  --                 7,386
Due to affiliate.............................             387                  --                   387
Accounts payable and accrued expenses........          10,615                  --                10,615
Shareholders' equity:
  Preferred shares of beneficial interest,
     $.01 par value, 50,000,000 shares
     authorized, none issued.................              --                  --                    --
  Common shares of beneficial interest, $.01
     par value; 100,000,000 Shares
     authorized; 59,190,166 and 65,690,166
     Shares, as adjusted, issued and
     outstanding.............................             592                  65                   657
  Additional paid-in capital.................         677,809              97,810               775,619
  Cumulative net income......................         218,836                  --               218,836
  Distributions of Funds From Operations.....        (280,089)                 --              (280,089)
                                                   ----------            --------            ----------
          Total shareholders' equity.........         617,148              97,875               715,023
                                                   ----------            --------            ----------
                                                   $1,000,233            $  6,000            $1,006,233
                                                   ==========            ========            ==========

                     HEALTH AND RETIREMENT PROPERTIES TRUST

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 HISTORICAL
                                                SEPTEMBER 30,         ADJUSTMENTS
                                                    1995                (NOTE 1)            PRO FORMA
                                                -------------         ------------         -----------
REVENUES:
  Rental income...............................     $67,789              $ (1,940)            $65,849
  Interest income.............................      17,674                (2,017)             15,657
                                                   -------              --------             -------
          Total revenues......................      85,463                (3,957)             81,506
                                                   -------              --------             -------
EXPENSES:
  Interest....................................      17,819                (3,725)             14,094
  Depreciation and amortization...............      16,314                  (826)             15,488
  General, administrative and advisory........       4,676                  (183)              4,493
                                                   -------              --------             -------
          Total expenses......................      38,809                (4,734)             34,075
                                                   -------              --------             -------
  Income before equity in income of HPT and
     gain on sale of property.................      46,654                   777              47,431
                                                   -------              --------             -------
Equity in income of HPT.......................         898                 5,709               6,607
                                                   -------              --------             -------
Income before gain on sale of property........     $47,552              $  6,486             $54,038
                                                   =======              ========             =======
Average Shares outstanding....................      58,977                                    65,679
                                                   =======                                   =======
Per Share amounts:
  Income before equity in income of HPT and
     gain on sale of property.................     $   .79                                   $   .72
                                                   =======                                   =======
  Income before gain on sale of property......     $   .81                                   $   .82
                                                   =======                                   =======

                     HEALTH AND RETIREMENT PROPERTIES TRUST

                     NOTE TO UNAUDITED PRO FORMA STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 PRO FORMA ADJUSTMENTS

     For the purpose of the unaudited pro forma balance sheet at September 30, 1995 and the unaudited pro forma statement of income for the nine months ended September 30, 1995, it has been assumed that the following transactions took place on January 1, 1995.

(A) INVESTMENT IN HOSPITALITY PROPERTIES TRUST ("HPT")

     On March 24, 1995, the Company's then wholly owned subsidiary, HPT, acquired 21 Courtyard by Marriott(R) hotels for approximately $179.4 million. HPT's acquisition of these properties was funded by the Company under a demand loan ("HRP Loan") of approximately $163.3 million. The Company funded this transaction by drawing $140 million under its revolving credit facility and with cash on hand. In August 1995, HPT completed its Initial Public Offering ("IPO") of 8,350,000 shares. Prior to the IPO, the Company acquired 40,000 shares of HPT for $1 million. Concurrent with the completion of the IPO, the Company purchased for $25.00 per share an additional 3,960,000 shares of HPT by canceling $99 million of the HRP Loan. The remaining amount of the HRP Loan was repaid. At September 30, 1995, the Company owned 4,000,000 shares of HPT, representing an equity interest in HPT of approximately 31.8%.

(B) REAL ESTATE ACQUISITIONS AND DISPOSITIONS

     In January 1995, the Company purchased nine nursing homes for approximately $31.9 million and mortgage financed four nursing properties for $11.5 million. These acquisitions were funded by the issuance of 1,777,766 Shares with a fair market value of approximately $24.4 million and cash on hand.

     In April 1995, the Company purchased and leased and mortgage financed 14 nursing properties for approximately $20 million to CCAI. This investment was funded by drawing $18 million under the Company's revolving credit facility.

     In August 1995, $10.8 million in real estate mortgages and notes were repaid to the Company.

     In September 1995, the Company purchased two medical office buildings and one nursing property for approximately $61.3 million. These investments were funded by drawing $45 million under its revolving credit facility and cash on hand.

     In November 1995, the Company sold two properties for approximately $12 million.

     The Company has a commitment to purchase a medical office building for approximately $15 million. Annual minimum rent expected on this transaction is approximately $1.6 million. This transaction is scheduled to close in late December 1995. The Company expects to use cash on hand and/or to draw $6 million under its revolving credit facility to fund this transaction.

(C) THE PROPOSED OFFERING

     The Company has issued this Prospectus Supplement relating to an offering of 6,500,000 Shares (plus a 975,000 Share underwriters' over-allotment option). Upon the consummation of the Offering, the Company will receive approximately $97.9 million ($112.6 million, if the underwriters' over-allotment option is exercised in full). The net proceeds will be used to repay debt currently outstanding under the Company's revolving credit facility.

------------------------------------------------------------
------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUPPLEMENT
Incorporation of Certain Information
  by Reference.............................   S-2
Summary....................................   S-3
Recent Developments........................   S-6
The Company................................   S-8
Distributions..............................   S-9
Capitalization.............................  S-10
Use of Proceeds............................  S-10
Investment and Financing Policy............  S-11
Selected Financial Data....................  S-12
Properties.................................  S-13
Lease Expiration and Mortgage Maturity
  Schedules................................  S-13
The Lessees and Mortgagors.................  S-14
Equity Investment in HPT...................  S-14
Management.................................  S-15
Federal Income Tax and ERISA
  Considerations...........................  S-16
Underwriting...............................  S-17
Legal Matters..............................  S-18
Experts....................................  S-18
Unaudited Pro Forma Financial
  Information..............................   F-1
PROSPECTUS
Available Information......................     2
Incorporation of Certain Documents by
  Reference................................     2
The Company................................     3
Use of Proceeds............................     3
Description of Debt Securities.............     3
Description of Shares......................    13
Description of Preferred Shares............    13
Description of Common Share Warrants.......    20
Ratios of Earnings to Fixed Charges........    20
Plan of Distribution.......................    21
Legal Matters..............................    22
Experts....................................    22

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                                6,500,000 SHARES

                                   HEALTH AND
                                   RETIREMENT
                                PROPERTIES TRUST

                                COMMON SHARES OF
                              BENEFICIAL INTEREST
                                  ------------
                             PROSPECTUS SUPPLEMENT
                               DECEMBER 18, 1995
                                  ------------
                               SMITH BARNEY INC.

                           DEAN WITTER REYNOLDS INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                            PAINEWEBBER INCORPORATED

                       PRUDENTIAL SECURITIES INCORPORATED
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